UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

YTB INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20-2181181 (I.R.S. Employer Identification Number)
1901 East Edwardsville Road
Wood River, Illinois 62095

(Address of Principal Executive Offices)

YTB International 2004 Stock Option and Restricted Stock Plan
YTB International 2007 IMR Restricted Stock Award Plan

(Full title of the plans)

J. Scott Tomer
Chief Executive Officer
YTB International, Inc.
1901 East Edwardsville Road
Wood River, Illinois 62095
Tel: (618) 655-9477

Copy to:
Gerard S. DiFiore, Esq.
Reed Smith LLP
599 Lexington Avenue, 29th Floor
New York, New York 10022
Tel: (212) 521-5400; Fax: (212) 521-5450

(Name, address and telephone number (including area code) of agent for service)

CALCULATION OF REGISTRATION FEE
Title of Securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock (3)	14,650,009 (4)	$4.05	$59,332.536.45	$1,821.51

(1) In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement also covers an additional indeterminate number of shares as may become issuable pursuant to the anti-dilution provisions of each of the YTB International 2004 Stock Option and Restricted Stock Plan and the YTB International 2007 IMR Restricted Stock Award Plan, and to adjust for the occurrence of certain corporate transactions or events, including, without limitation, a stock split, stock dividend or reclassification.

(2) Estimated pursuant to Rule 457(h) solely for purposes of calculating the amount of registration fee, based upon the average of the high and low prices of our common stock, as quoted by the Pink Sheets Electronic Quotation Service on May 14, 2007.

(3) Shares of common stock to be offered under the YTB International 2004 Stock Option and Restricted Stock Plan and the 2007 IMR Restricted Stock Award Plan, or upon exercise of options or other convertible securities to be offered under the YTB International 2004 Stock Option and Restricted Stock Plan.

(4) Of this total number of shares of our common stock, up to 5,000,000 shares may be offered under the YTB International 2004 Stock Option and Restricted Stock Plan (or upon exercise of options offered thereunder) and up to 9,650,009 shares may be offered under the 2007 IMR Restricted Stock Award Plan.

Part I

INFORMATION REQUIRED IN SECTION 10(a) PROSPECTUS

This Registration Statement registers fourteen million six hundred fifty thousand nine (14,650,009) shares of common stock, par value $0.001 per share (“Common Stock”) of YTB International, Inc. (“YTB” or the “Company”) that may be issued or sold under the Company’s employee benefit plans. Of such shares of Common Stock, 5,000,000 may be issued or sold pursuant to the YTB International 2004 Stock Option and Restricted Stock Plan (the “2004 Plan”) and 9,650,009 may be issued or sold pursuant to the YTB International 2007 IMR Restricted Stock Award Plan (the “2007 Plan”) (the 2004 Plan and the 2007 Plan are sometimes referred to collectively as the “Plans”).

This Registration Statement relates to two separate prospectuses.

Section 10(a) Prospectus: Items 1 and 2 of Part I, and the documents incorporated by reference in response to Item 3 of Part II, of this Registration Statement, constitute a prospectus meeting the requirements of Section 10(a) of the Securities Act of 1933, as amended (the “Securities Act”) relating to issuances to our employees, non-employee directors, consultants and advisors of up to 14,650,009 shares of our Common Stock pursuant to the Plans.

Reoffer Prospectus: The material that follows Item 2 of Part I, up to, but not including, Part II of this Registration Statement, of which the prospectus is a part, constitutes a “Reoffer Prospectus” prepared in accordance with the requirements of Part I of Form S-3 under the Securities Act. Pursuant to Instruction C of Form S-8, the Reoffer Prospectus may be used for reoffers or resales of shares which are deemed to be “control securities” or “restricted securities” under the Securities Act and which have been acquired by the selling shareholders named in the Reoffer Prospectus.

Item 1. Plan Information

The documents containing the information specified in Part I will be sent or given to employees, consultants and eligible participants in the Plans as specified by Rule 428(b)(1) of the Securities Act. Such documents are not being filed with the Securities and Exchange Commission either as part of this Registration Statement or as prospectus supplements pursuant to Rule 424 of the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II hereof, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Item 2. Registrant Information and Employee Plan Annual Information

We will provide without charge, upon written or oral request, the documents incorporated by reference in Item 3 of Part II of this Registration Statement. These documents are incorporated by reference in the Section 10(a) prospectus. We will also provide without charge, upon written or oral request, all other documents required to be delivered to recipients pursuant to Rule 428(b) of the Securities Act. Any and all such requests shall be directed to the Company at its principal office at 1901 East Edwardsville Road, Wood River, Illinois 62095, Attention: Secretary.

 REOFFER PROSPECTUS

YTB International, Inc.

14,650,009 Shares of Common Stock

This Reoffer Prospectus relates to the proposed resale from time to time of up to an aggregate of 14,650,009 shares of common stock, par value $0.001 per share (“Common Stock”) of YTB International, Inc. (“YTB” or the “Company”), issued or issuable from time to time under our YTB International 2004 Stock Option and Restricted Stock Plan (the “2004 Plan”) (5,000,000 shares) and our YTB International 2007 IMR Restricted Stock Award Plan (the “2007 Plan”) (9,650,0009 shares) (the 2004 Plan and the 2007 Plan are sometimes referred to collectively as the “Plans”) by the selling shareholders whose names are set forth herein.

It is anticipated that the selling shareholders will offer shares of our Common Stock for sale at prevailing prices on the Pink Sheets LLC (the “Pink Sheets”) on the date of sale. We will receive no part of the proceeds from any sales made under this Reoffer Prospectus. However, if options are exercised in order to purchase shares of our Common Stock registered under the registration statement of which this Reoffer Prospectus is a part, we will receive the proceeds from payment of the option exercise price.

Our Common Stock is traded on the Pink Sheets under the symbol “YTBL.” On May 14, 2007, the last reported price of our Common Stock on such market was $4.04 per share.

The selling shareholders may sell their shares of our Common Stock by means of this Reoffer Prospectus and any applicable prospectus supplement, or they may decide to sell them by other means, including pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”); however, they are not obligated to sell their shares at all. The selling shareholders may sell their shares of our Common Stock from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the Common Stock, through short sales of Common Stock, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such market prices, at negotiated prices, or at fixed prices. The selling shareholders may sell their shares of our Common Stock directly to purchasers, in private transactions, or through agents, underwriters or broker-dealers. The selling shareholders will pay any applicable underwriting discounts, selling commissions and transfer taxes. We will pay all other expenses incident to the registration of shares of our Common Stock pursuant hereto. The selling shareholders and any broker-dealer, agents or underwriters that participate in the distribution of shares of our Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission received by them and any profit from the resale of shares of our Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

An investment in our securities involves a high degree of risk. You should purchase our securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning at page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus does not constitute an offer to sell shares in any state to any person to whom it is unlawful to make such offer in such state.

The date of this Reoffer Prospectus is May 17, 2007.

TABLE OF CONTENTS

The Company	6
Risk Factors	6
Use of Proceeds	21
Determination of Offering Price	21
Selling Security Holders and Plan of Distribution	21
Legal Matters	25
Experts	25
Material Changes	25
Incorporation of Certain Information By Reference	25
Where You Can Find More Information	26
Disclosure of Commission Position on Indemnification for Securities Act Liabilities	27

THE COMPANY

YTB International, Inc. (“YTB”, the “Company” or “we”) (formerly REZconnect Technologies, Inc.) is a leader in the travel services business and has operated in the travel services industry for 25 years. We offer an interactive, real-time travel booking engine and access to preferred deals with leading travel industry suppliers to our licensees and to small office and home office agencies and independent travel agencies. Our revenue stream is comprised primarily of initial license fees as each online travel agency is sold, monthly license fees from our licensed travel agents (“Referring Travel Agents” or “RTAs”) and commissions on the sale of travel products. We were originally incorporated in the State of New York in June 1982 as Travel Network, Ltd., doing business as Global Travel Network. We were reincorporated in Delaware effective January 4, 2005 and changed our name to YTB International, Inc. at the culmination of a share exchange transaction that resulted in the creation of our current multiple subsidiary operating structure.

We conduct our business operations through three distinct wholly-owned subsidiaries: (i) YourTravelBiz.com, Inc., which uses a referral marketing system to offer and sell licenses for online travel agencies; (ii) YTB Travel Network, Inc., together with its subsidiary YTB Travel Network of Illinois, Inc., which licenses and services our RTAs; and (iii) REZconnect Technologies, Inc., a franchisor of traditional “brick and mortar” travel agencies, as well as Internet-based travel-related services and technology, which offers proprietary reservation systems for the travel and entertainment industry.

While previously concentrating on the establishment of our “brick and mortar” franchise operations, our management recognized that margins in the travel agency industry are generally shrinking, due in large measure to reductions by airlines in commission rates and to greater competition throughout the industry. To combat these trends and strengthen our competitive position, we sought to bring an advanced technology to the travel and lodging industry by investing in software development and offering new online travel agency opportunities. All travel arrangements from the online travel sites that we host are serviced by the divisions of the Company. As of May 1, 2007, there were approximately 93,000 such online sites in operation. As a result of this shift in our focus, most of our revenue currently derives from our YourTravelBiz.com, Inc. and YTB Travel Network, Inc. operating segments.
CORPORATE INFORMATION

We maintain our principal offices at 1901 East Edwardsville Road, Wood River, Illinois 62095. Our telephone number at that address is (618) 655-9477.

RISK FACTORS

An Investment in our securities is very speculative and involves a high degree of risk. Before deciding to invest in our Common Stock, you should carefully consider the following risk factors, along with other matters referred to in this prospectus, including our filings with the Securities and Exchange Commission that are incorporated into this prospectus by reference, before you decide to acquire our securities. The risks described below are not the only risks facing us. Additional risks not currently known to us or those we currently deem to be immaterial may also materially and adversely affect our business operations. If you decide to acquire our securities, you should be able to afford a complete loss of your investment.

Risks Related to Our Business and Industry

Our ongoing activities may require us to seek additional financing, which may not be obtainable or may be unduly onerous or dilutive.

Historically, we have financed operations through revenue and the sale of equity securities. Even if we are successful in raising additional capital to meet our working capital requirements, we may nevertheless need to obtain additional financing to fund ongoing operations or to expand our business through such measures as increases in sales and marketing expense, joint ventures, acquisitions or other strategic transactions we deem in the best interests of the Company. We would expect to seek such financing through bank borrowings and/or sales of our equity or debt securities. There can be no assurance that we will be able to obtain such financing as and when necessary to meet our operating requirements or expansion plans, if any, or that the terms of any available financing will not be unduly onerous or dilutive to our stockholders.

Our revenues are highly dependent on licensing fees received from travel agents and agencies.

Licensing fees from hosting websites that we offer to home based representatives, make-up over 70% of our revenues. While our business model is based primarily on licensing our various products and services, we do intend to pursue other sources of revenue to lower this percentage. In the event that we are unable to do so, we will remain dependent on licensing. The majority of our licensing agreements are terminable at will or upon 30 days’ notice. While we are dependent on fees from licensing, no single license accounts for more than 1% of our licensing revenues. In the event of a substantial decrease in the licenses we grant or renew, or the fees we are able to charge for those licenses, our financial condition, results of operations and future growth may be substantially impaired.

If we fail to attract and retain Independent Marketing Representatives (IMRs) and Referring Travel Agents (RTAs) in a cost-effective manner, our ability to grow and become profitable may be impaired.

Our business strategy depends on increasing our overall number of customer transactions in a cost-effective manner. In order to increase our number of transactions, we must attract new online travel agencies to the Company through our IMRs and additional visitors to all of our websites, convert these visitors into paying customers and capture repeat business from existing RTAs and their customers. Although we have spent significant financial resources on sales and marketing and plan to continue to do so, there are no assurances that these efforts will be cost effective at attracting new IMRs, RTAs or end customers or increasing transaction volume. In particular, we believe that rates for desirable advertising and marketing placements are likely to increase in the foreseeable future, and we may be disadvantaged relative to our larger competitors in our ability to expand or maintain our advertising and marketing commitments. If we do not achieve our marketing objectives, our ability to grow and become profitable may be impaired.

Our failure to establish and maintain travel agent relationships for any reason could negatively impact sales of our products and harm our financial condition and operating results.

We sell travel products through RTAs and travel agencies, and we depend upon them for sales revenue. To increase our revenue, we must increase the number of, or the productivity of, our RTAs and other travel agents. Accordingly, our success depends in significant part upon our ability to attract, retain and motivate a large base of RTAs and other travel agents. There may be a high rate of turn-over among our RTAs and other travel agents. The loss of a significant number of RTAs and other travel agents for any reason could negatively impact sales of our products and could impair our ability to attract new RTAs and other travel agents.

In our efforts to attract and retain RTAs and other travel agents, we compete with other travel companies. Our operating results could be harmed if our existing and new business opportunities and products do not generate sufficient interest to retain existing RTAs and other travel agents and attract new RTAs and other travel agents.

Travel agents have highly variable levels of training, skills and capabilities. The turn-over rate of our RTAs and other travel agents, and our operating results, can be adversely impacted if we do not provide the necessary mentoring, training and business support tools for new travel agents to become successful sales people in a short period of time.

Adverse publicity associated with our products, services or network marketing program, or those of similar companies, could harm our financial condition and operating results.

The results of our operations may be significantly affected by the public’s perception of our Company and similar companies. This perception is dependent upon opinions concerning:

o the quality of our products and services;

o our service providers and suppliers;

o our network marketing program; and

o the direct selling business generally.

Adverse publicity concerning any actual or purported failure of our Company or our IMRs or RTAs to comply with applicable laws and regulations, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse affect on the goodwill of our Company and could negatively affect our ability to attract, motivate and retain IMRs and RTAs, which would negatively impact our ability to generate revenue. We cannot ensure that all IMRs and RTAs will comply with applicable legal requirements.

Our marketing program could be found not to be in compliance with current or newly adopted laws or regulations in one or more markets, which could prevent us from conducting our business of marketing online travel agencies in these markets and harm our financial condition and operating results.

Our network marketing program is subject to a number of federal and state regulations administered by the Federal Trade Commission and various state agencies in the United States. We are subject to the risk that, in one or more markets, our network marketing program could be found not to be in compliance with applicable laws or regulations. Regulations applicable to network marketing organizations generally are directed at preventing fraudulent or deceptive schemes, often referred to as “pyramid” or “chain sales” schemes, by ensuring that sales ultimately are made to end users and that advancement within an organization is based on sales of the organization’s products rather than investments in the organization or other non-retail, sales-related criteria. The regulatory requirements concerning network marketing programs do not include “bright line” rules and are inherently fact-based and thus, even in jurisdictions where we believe that our network marketing program is in full compliance with applicable laws or regulations governing network marketing systems, we are subject to the risk that these laws or regulations or the enforcement or interpretation of these laws and regulations by governmental agencies or courts can change. The failure of our network marketing program to comply with current or newly adopted regulations could negatively impact our business in a particular market or in general.

We are also subject to the risk of private party challenges to the legality of our network marketing program. The multi-level marketing programs of other companies have been successfully challenged in the past. An adverse judicial determination with respect to our network marketing program, or in proceedings not involving us directly but which challenge the legality of multi-level marketing systems, in any market in which we operate, could negatively impact our business.

In addition, in the United States, the Federal Trade Commission has recently issued a notice of proposed rulemaking which, if implemented, will regulate all sellers of “business opportunities” in the United States. These regulations are in the early stages of development and the final rules may differ substantially from the rules as originally proposed by the Federal Trade Commission. However, the proposed rules, if adopted, may have a negative impact on our U.S. business.

Since we cannot exert the same level of influence or control over our IMRs and RTAs as we could were they our own employees, our IMRs and RTAs could fail to comply with our policies and procedures, which could result in claims against us that could harm our financial condition and operating results.

We are not in a position to directly provide the same direction, motivation and oversight for our IMRs and RTAs as we would if they were our own employees. As a result, there can be no assurance that our IMRs and RTAs will participate in our strategies or plans, accept our introduction of new products and services, or comply with our policies and procedures.

While we have implemented policies and procedures designed to govern the conduct of our IMRs and RTAs and to protect the goodwill associated with our Company, it can be difficult to enforce these policies and procedures because of the number of IMRs and RTAs and their independent status. Violations by our IMRs or RTAs of applicable laws or of our policies and procedures in dealing with customers could reflect negatively on our products and operations, and harm our business reputation. In addition, it is possible that a court could hold us civilly or criminally accountable based on vicarious liability because of the actions of our IMRs or RTAs.

Our growth cannot be assured; even if we do experience growth, we cannot assure you that we will grow profitably.

Our business strategy is dependent on the growth of our business. For us to achieve significant growth, potential IMRs and RTAs, consumers and travel suppliers must accept our websites as a valuable commercial tool. Consumers who have historically purchased travel products through traditional commercial channels, whether by using local travel agents or by calling suppliers directly, must instead purchase these products on our RTAs’ websites or our own website. Travel suppliers will also need to accept or expand their use of our website and to view our website as an efficient and profitable channel of distribution for their travel products.

Our growth will depend on our ability to broaden the range of travel products that we offer.

Our business strategy is dependent on expanding our revenues from lodging, car rentals, cruises, vacation packages, corporate travel and other travel related products. A key component of this strategy involves the growth of our air ticketing. If we are unable to improve the competitiveness of our travel offerings, our business may suffer. We cannot assure you that our efforts will be successful or result in increased revenues, higher margins or continued profitability.

To a lesser extent, our growth is also dependent on our ability to broaden the appeal of our website to business and other travelers. We have limited experience with corporate travel, and our ability to offer products and services that will attract a significant number of business travelers to use our services is not certain. If any of these initiatives are not successful, our growth may be limited and we may be unable to maintain profitability. Our plans to pursue other opportunities for revenue growth and cost reduction are at an early stage, and we cannot assure you that our plans will be successful or that we will actually proceed with them as described.

Adverse changes or interruptions in our relationships with travel suppliers could affect our access to travel offerings and reduce our revenues.

We rely on various agreements with our airline, hotel and auto suppliers, and these agreements contain terms that could affect our access to travel services and reduce our revenues. Most of the relationships we have are freely terminable by the supplier upon notice. The majority of our remaining agreements are one year agreements. None of these arrangements are exclusive, and any of our suppliers could enter into, and in some cases may have entered into, similar agreements with our competitors.

We cannot assure you that our arrangements with travel suppliers will remain in effect or that any of these suppliers will continue to supply us with the same level of access to inventory of travel offerings in the future. If our access to inventory is affected, or our ability to obtain inventory on favorable economic terms is diminished, it could have a material adverse effect on our business, financial condition or results of operations.

Airline “journey controls” may reduce the number of low-priced connecting itineraries we can present to our customers.

Some carriers currently employ, or may adopt, “journey control logic” designed to enhance the management of airfares and seat availability for connecting itineraries, based on a traveler’s origin and final destination. Our software is capable of accommodating journey control restrictions, but only if the particular airline implements procedures to assure availability of information to our database and update it regularly. If the carrier does not implement these procedures to keep the database updated, then the journey control logic will cause some fare and flight combinations for connecting itineraries to be rejected by the airline. Consumers attempting to book a reservation on one of these itineraries will receive an error message indicating that the desired fare and flight combination is not available, which may affect their perception of the reliability of our service. We believe that our charter associate agreements and, as applicable, supplier link agreements with participating carriers require them to provide availability data on a timely basis to our database on our behalf. If airlines activate journey control restrictions, then our ability to present a large number of low-priced fare and flight combinations on connecting itineraries that can be successfully booked by consumers may be compromised. This could have a material adverse effect on our business and financial results.

We operate in a highly competitive market and we may not be able to compete effectively.

The market for travel products is intensely competitive. We compete with a variety of companies with respect to each product or service we offer, including:

o InterActiveCorp, an interactive commerce company, which owns or controls numerous travel-related enterprises, including Expedia, an online travel agency, Hotels.com, a distributor of online lodging reservations, Hotwire, a wholesaler of airline tickets, lodging and other travel products and Ticketmaster and Citysearch, both of which offer destination information and tickets to attractions;

o Sabre Holdings, which owns Travelocity, an online travel agency, GetThere, a provider of online corporate travel technology and services, and the Sabre Travel Network, a GDS (or “global distribution system” as described below);

o Orbitz, Inc., an online travel company that enables travelers to search for and purchase a broad array of travel products, including airline tickets, lodging, rental cars, cruises and vacation packages;

o Cendant, a provider of travel and vacation services, which owns or controls the following: Galileo International, a worldwide GDS; Cheap Tickets, an online travel agency; Lodging.com, an online distributor of hotel rooms; Howard Johnson, Ramada Inns and other hotel franchisors; Avis and Budget car rental companies; Travelport, a provider of online corporate travel services and other travel-related brands;

o other consolidators and wholesalers of airline tickets, lodging and other travel products, including Priceline.com and Travelweb; and

o other local, regional, national and international traditional travel agencies servicing leisure and business travelers.

Many of our competitors have longer operating histories, larger customer bases, more established brands and significantly greater financial, marketing and other resources than we do. Some of our competitors have operated their respective businesses for significantly longer and may benefit from greater market share, brand recognition, product diversification, scale and operating experience than we do. In addition, some of our competitors have each established exclusive relationships as preferred travel partners for widely used Internet destinations such as America Online, MSN and Yahoo! These exclusive arrangements, and similar relationships that may be secured in the future, could provide these competitors with a significant advantage in obtaining new customers.

Travel agents depend on computer reservation systems, referred to as electronic “global distribution systems” (or “GDSs”) to access flight and other travel product availability and pricing, and to book air and other travel products. The effect of these arrangements may be to preclude us from successfully bargaining for superior airline inventory or other promotional advantages, and to reduce our relative attractiveness as a distribution channel for these airlines. If other travel industry participants, especially some of the larger, more well-known ones, introduce changes or developments that we cannot meet in a timely or cost-effective manner, our business may be adversely affected. We cannot assure you that we will be able to effectively compete with other travel industry providers.

We expect existing competitors and business partners and new entrants to the travel business to constantly revise and improve their business models in response to challenges from competing Internet-based businesses, including ours. For example, firms that provide services to us and our competitors may introduce pricing or other business changes that adversely affect our attractiveness to suppliers in favor of our competitors. Similarly, some of our airline suppliers have recently entered into arrangements with GDS providers containing “most favored nations” obligations in which they have committed, in exchange for reduced GDS booking fees, to provide to the GDS and its subscribers, including some of our online travel agency competitors, all fares the supplier offers to the general public through any distribution channel.

In addition, consumers may use our, or our online travel agents’, websites for route pricing and other travel information, and then may choose to purchase travel products from a source other than ours or our online travel agents’, including travel suppliers’ own websites. Many travel suppliers, including airlines, lodging, car rental companies and cruise operators, also offer and distribute travel products, including products from other travel suppliers, directly to the consumer through their own websites. In many cases, these competitors offer advantages, such as bonus miles or lower transaction fees, that we do not or cannot provide to consumers. In addition, the airline industry has experienced a shift in market share from full-service carriers to low-cost carriers that focus primarily on discount fares to leisure destinations. Some low-cost carriers do not distribute their tickets through other third-party intermediaries.

A reduction in transaction fees or the elimination of commissions paid by travel suppliers could reduce our revenues.

The minimum transaction fees many of our airline suppliers have agreed to pay to us decrease in amount each year over the term of our charter associate agreements. In recent years, about less than 5% of our revenues came from transaction and segment fees paid directly by travel suppliers for airline bookings made by our customers through our online travel service. Where we have charter associate agreements with airline suppliers, these agreements obligate the airline to pay us transaction fees on published fares that are not less than certain agreed-upon floor rates for tickets sold on our website. These minimum transaction fees decrease in amount each year and are expected to continue to decline on an annual basis as a percentage of gross revenues, among other reasons, because it is unlikely that any of our charter associate airlines will choose to pay us transaction fees above the minimum levels specified in our contracts. Furthermore, our charter associate agreements have defined durations, and we cannot assure you that our transaction fees will not be reduced or eliminated in the future or will be competitive with market terms during the duration of the agreements. Nonetheless, the service and airline segment fees now charged to the traveling customer have actually offset the reduced commissions over the period but there is no guarantee that this will continue.

Interruptions in service from third parties or transitions to new service providers could impair the quality of our service.

We rely on third-party computer systems and other service providers, including the computerized central reservation systems of the airline, lodging and car rental industries, to make airline ticket, lodging and car rental reservations and credit card verifications and confirmations. Other third parties provide, for instance, our data center, telecommunications access lines and significant computer systems and software licensing, support and maintenance services. In the past, third parties like these have suffered system outages that have adversely affected the ability of their clients to offer travel services or to process booking transactions. Any future interruption in these, or other, third-party services or a deterioration in their performance could impair the quality of our service. We cannot be certain of the financial viability of all of the third parties on which we rely. We work with many vendors in the telecommunications industry, including Broadview and Verizon for Internet access. If our arrangements with any of these third parties are terminated or if they were to cease operations, we might not be able to find an alternate provider on a timely basis or on reasonable terms, which could hurt our business.

We rely on relationships with licensors for key components of our software.

We also rely on licensed technology and hire contractors to assist in the development and maintenance of our systems. Continued access to these licensors and contractors on favorable contract terms or access to alternative software licenses and information technology contractors is important to our operations. Adverse changes in any of these relationships could have a material adverse effect on our business, financial condition or results of operations.

We attempt to negotiate favorable pricing, service, confidentiality and intellectual property ownership or licensing terms in our contracts with all of our service providers. These contracts usually have multi-year terms. However, there is no guarantee that these contracts will not terminate and that we will be able to negotiate successor agreements or agreements with alternate service providers on competitive terms. Further, the existing agreements may bind us for a period of time to terms and technology that become obsolete as our industry and our competitors advance their own operations and contracts.

Our success depends on maintaining the integrity of our systems and infrastructure.

In order to be successful, we must provide reliable, real-time access to our systems for our licensed travel agencies, customers and suppliers. As our operations grow in both size and scope, we will need to improve and upgrade our systems and infrastructure to offer an increasing number of people and travel suppliers enhanced products, services, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources before the volume of business increases, with no assurance that the volume of business will increase.

Consumers and suppliers will not tolerate a service hampered by slow delivery times, unreliable service levels or insufficient capacity, any of which could have a material adverse effect on our business, financial condition or results of operations.

Our computer systems may suffer failures, capacity constraints and business interruptions that could increase our operating costs and cause us to lose customers.

Our operations face the risk of systems failures. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, computer hacking break-ins, earthquake, terrorism and similar events. The occurrence of a natural disaster or unanticipated problems at our facilities or locations of key vendors could cause interruptions or delays in our business, loss of data or render us unable to process reservations. Hardware failure or software error that affects our systems could result in corruption or loss of data and could cause an interruption in the availability of our services. In addition, the failure of our computer and communications systems to provide the data communications capacity required by us, as a result of human error, natural disaster or other occurrence, could adversely affect our reputation, brand and business. In the past, third-party failures and human error have resulted in system interruptions, and we cannot assure you that similar system interruptions will not occur in the future.

In these circumstances, our redundant systems or disaster recovery plans may not be adequate. Similarly, although many of our contracts with our service providers require them to have disaster recovery plans, we cannot be certain that these will be adequate or will be implemented properly. In addition, our business interruption insurance may not adequately compensate us for losses that may occur.

Rapid technological changes may render our technology obsolete or decrease the attractiveness of our products to our RTAs and consumers.

To remain competitive in the online travel industry, we must continue to enhance and improve the functionality and features of our website. The Internet and the online commerce industry are rapidly changing. In particular, the online travel industry is characterized by increasingly complex systems and infrastructures and new business models. If competitors introduce new products embodying new technologies, or if new industry standards and practices emerge, our existing web-sites, technology and systems may become obsolete. Our future success will depend on our ability to do the following:

o enhance our existing products;

o develop and license new products and technologies that address the increasingly sophisticated and varied needs of our prospective customers and suppliers; and

o respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Developing our website and other technology entails significant technical and business risks.

We may use new technologies ineffectively or we may fail to adapt our website, transaction processing systems and network infrastructure to consumer requirements or emerging industry standards. For example, our website functionality that allows searches and displays of ticket pricing and travel itineraries is a critical part of our service, and it may become out-of-date or insufficient from our customers’ perspective and in relation to the search and display functionality of our competitors’ websites. If we face material delays in introducing new services, products and enhancements, we may have difficulty recruiting and maintaining our IMRs and RTAs, and customers and suppliers may forego the use of our products and use those of our competitors.

We may not protect our technology or other intellectual property effectively, which would allow competitors to duplicate our products. This could make it more difficult for us to compete with them.

If our intellectual property is not adequate to provide us with a competitive advantage or to prevent competitors from replicating our products, or if we infringe upon the intellectual property rights of others, our financial condition and results of operations could be harmed. Our success and ability to compete in the online travel industry depends, in part, upon our ability to timely produce innovative products and product enhancements that motivate our distributors and customers, which we attempt to protect under a combination of trade secret laws, confidentiality procedures and contractual provisions. We rely primarily on trade secret laws and provisions in our contracts to protect our technology. We own, or have licenses to use, the material trademark and trade name rights used in connection with the packaging, marketing and distribution of our products in the markets where those products are sold. Therefore, trademark and trade name protection is important to our business. We attempt to negotiate beneficial intellectual property ownership provisions in our contracts. However, laws and our actual contractual terms may not be sufficient to protect our technology from use or theft by third parties.

We may be unable to prevent third parties from infringing upon or misappropriating our proprietary rights, or from independently developing non-infringing products that are competitive with, equivalent to, and/or superior to our products. For instance, a third party might try to reverse engineer or otherwise obtain and use our technology without our permission and without our knowledge, allowing competitors to duplicate our products. We may have legal or contractual rights that we could assert against such illegal use, but monitoring infringement and/or misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect any infringement or misappropriation of our proprietary rights. Even if we do detect infringement or misappropriation of our proprietary rights, litigation to enforce these rights is complex and expensive and could cause us to divert financial and other resources away from our business operations. Further, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Additionally, third parties may claim that products we have independently developed infringe upon their intellectual property rights. The laws of some countries in which we may wish to sell our products may not protect software and intellectual property rights to the same extent as the laws of the U.S. We may not be successful in asserting trademark or trade name protection. Resolution of claims may require us to obtain licenses to use intellectual property rights belonging to third parties or possibly to cease using those rights altogether. Any of these events could have a material adverse effect on our business, results of operations or financial condition. The duplication of any of our proprietary technology, legally or illegally, could impair our competitive advantage, which could have a material impact on our financial condition and future profits. The loss or infringement of our trademarks or trade names could impair the goodwill associated with our brands and harm our reputation, which would harm our financial condition and operating results.

If we do not attract and retain qualified personnel, we may not be able to expand our business.

Our business and financial results depend on the continued service of our key personnel, in particular J. Lloyd Tomer, J. Scott Tomer and J. Kim Sorensen. Their relationship with Referring Travel Agents and their experience and reputation are key factors in our business. The loss of the services of our executive officers or other key personnel could harm our business and financial results. Our success also depends on our ability to hire, train, retain and manage highly skilled employees. We cannot assure you that we will be able to attract and retain a significant number of qualified employees or that we will successfully train and manage the employees we hire.

We may consider acquisitions or other strategic opportunities that may prove to be unsuccessful.

If appropriate strategic opportunities present themselves, we may acquire businesses, products or technologies that we believe will complement and grow our existing business. We do not currently have any understandings, commitments or agreements with respect to any acquisition or other such strategic transaction. We may not be able to identify, negotiate or finance any future acquisition successfully. Even if we do succeed in acquiring a business, product or technology, or entering into some other form of strategic combination, the process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. Such acquisitions may involve numerous other risks, including: failure to realize expected synergies or cost savings; unidentified issues not discovered in our due diligence process, including product and service quality issues and legal contingencies; potential loss of our key employees or key employees of the acquired company; difficulty in maintaining controls, procedures and policies during the transition and integration process and difficulty in maintaining our relationships with existing travel suppliers or customers. If we make future acquisitions, we may issue shares of stock or convertible debt that dilute the interests of our other shareholders and dilute our earnings per share, expend cash, incur debt, assume contingent liabilities or create additional expenses related to amortizing other intangible assets with estimable useful lives, any of which might harm our business, financial condition or results of operations.

Declines or disruptions in the travel industry, such as those caused by general economic downturns, terrorism, health concerns or strikes or bankruptcies within the travel industry could reduce our revenues.

Our business is affected by the health of the travel industry. Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during general economic downturns. A decline in travel could affect our ability to attract IMRs and RTAs. Additionally, travel is sensitive to safety concerns, and thus may decline after incidents of terrorism, during periods of geopolitical conflict in which travelers become concerned about safety issues, or when travel might involve health-related risks. For example, the terrorist attacks of September 11, 2001, which included attacks on the World Trade Center and the Pentagon using hijacked commercial aircraft, resulted in a decline in travel bookings, including those through our website. The long-term effects of events such as these could include, among other things, a protracted decrease in demand for air travel due to fears regarding terrorism, war or disease. These effects, depending on their scope and duration, which we cannot predict at this time, could significantly impact our long-term results of operations or financial condition.

Other adverse trends or events that tend to reduce travel and may reduce our revenues include:

o higher fares and rates in the airline industry or other travel-related industries;

o labor actions involving airline or other travel suppliers;

o political instability and hostilities;

o fuel price escalation;

o travel-related accidents; and

o bankruptcies or consolidations of travel suppliers and vendors.

To the extent we are successful in increasing our business, there may be a strain on our financial, management and other resources.

We intend to pursue an aggressive growth strategy to capitalize on the growing franchising and online travel industry by enhancing our image through expanded marketing efforts. Our future performance will depend in part on our ability to manage change in both the international and domestic markets, and will require us to attract, train and retain additional management, sales, design, marketing and other key personnel. In addition, our ability to effectively manage our growth will require us to continue to improve our operational systems and infrastructure. There can be no assurance that we will be successful in such efforts, and the inability of our management to manage growth effectively could have a material adverse effect on our business, financial condition and results of operation.

Evolving government regulation could impose taxes or other burdens on our business, which could increase our costs or decrease demand for our products.

We must comply with laws and regulations applicable to online commerce and the sale of air transportation. Increased regulation of the Internet or air transportation, or different applications of existing laws might slow the growth in the use of the Internet and commercial online services, or could encumber the sale of air transportation, which could decrease demand for our products, increase the cost of doing business or otherwise reduce our sales and revenues. The statutes and case law governing online commerce are still evolving, and new laws, regulations or judicial decisions may impose on us additional risks and costs of operations.

In addition to federal regulation, state and local governments could impose additional taxes on Internet-based sales, and these taxes could decrease the demand for our products or increase our costs of operations. We are currently reviewing the tax laws in various states and jurisdictions relating to state and local hotel occupancy taxes. Several jurisdictions have indicated that they may take the position that hotel occupancy tax is applicable to the gross profit on merchant hotel transactions. Historically, we have not paid such taxes. Some state and local jurisdictions could rule that we are subject to hotel occupancy taxes on the gross profit and could seek to collect such taxes, either retroactively or prospectively or both. If hotel occupancy tax is applied to the gross profit on merchant hotel transactions, it could increase our costs or decrease demand for our products. In addition, new regulations, domestic or international, regarding the privacy of our users’ personally identifiable information may impose on us additional costs and operational constraints.

Our business is exposed to risks associated with online commerce security and credit card fraud.

Consumer concerns over the security of transactions conducted on the Internet or the privacy of users may inhibit the growth of the Internet and online commerce. To transmit confidential information such as customer credit card numbers securely, we rely on encryption and authentication technology. Unanticipated events or developments could result in a compromise or breach of the systems we use to protect customer transaction data. Furthermore, our servers and those of our service providers may be vulnerable to viruses or other harmful code or activity transmitted over the Internet. While we proactively check for intrusions into our infrastructure, a virus or other harmful activity could cause a service disruption.

In addition, we bear financial risk from products or services purchased with fraudulent credit card data. Although we have implemented anti-fraud measures, a failure to control fraudulent credit card transactions adequately could adversely affect our business.

As a result of our operating history in online commerce and the variability that can be experienced by our franchising operations, we are unable to accurately forecast our revenues.

Our current and future expense levels are based predominantly on our operating plans. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues would likely have an adverse effect on our business, operating results and financial condition. Further, we currently intend to increase our operating expenses to develop and offer new and expanded travel services, to fund increased sales and marketing and customer service operations to develop our technology and transaction processing systems. To the extent such expenses precede or are not subsequently followed by increased revenues, our operating results will fluctuate and anticipated net losses in a given period may be greater than expected.

We expect to experience significant fluctuations in our future operating results due to a variety of other factors, many of which are outside of our control.

Factors that may adversely affect our operating results include, but are not limited to:

o	our ability to retain existing IMRs, RTAs and customers, attract new IMRs, RTAs and customers at a steady rate and maintain satisfaction;

o	changes in inventory availability from third party suppliers or commission rates paid by travel suppliers;

o	the announcement or introduction of new or enhanced sites, services and products by us or our competitors;

o	general economic conditions specific to the Internet, online commerce or the travel industry;

o	the level of use of online services and consumer acceptance of the Internet and commercial online services for the purchase of consumer products and services such as those offered by us;

o	our ability to upgrade and develop our systems and infrastructure in a timely and effective manner;

o	the level of traffic on our online sites;

o	technical difficulties, system downtime or Internet brownouts;

o	the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

o	governmental regulation;

o	unforeseen events affecting the travel industry, including terrorist activities similar to September 11 and the conflict with Iraq; and

o	the ability of our company and our IMRs to attract new RTAs and our RTAs to retain their existing customers, attract new customers and maintain satisfaction.

Our failure to appropriately respond to changing consumer preferences and demand for new products or product enhancements could significantly harm our online travel agency and customer relationships.

Our business is subject to changing consumer trends and preferences. Our continued success depends in part on our ability to anticipate and respond to these changes, and we may not respond in a timely or commercially appropriate manner to such changes. Our failure to accurately predict these trends could negatively impact consumer opinion of our products and services, which in turn could harm our customer and online travel agency relationships and cause the loss of sales. Our success depends upon a number of factors, including our ability to:

o	accurately anticipate customer needs;

o	innovate and develop new products and services that meet these needs;

o	successfully commercialize new products and services in a timely manner;

o	price our products and services competitively; and

o	differentiate our product offerings from those of our competitors.

If we fail to further penetrate existing markets or successfully expand our business into new markets, then the growth in sales of our online travel agencies and their sale of travel products, along with our operating results, could be negatively impacted and you could lose all or part of your investment.

The success of our business is to a large extent contingent upon our ability to continue to grow by entering new markets and further penetrating existing markets. Our ability to further penetrate existing markets in which we compete or to successfully expand our business into additional countries, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, are subject to numerous factors, many of which are out of our control.

In addition, government regulations in both domestic and international markets can delay or prevent the introduction, or require the reformulation or withdrawal, of some of our products and services, which could negatively impact our business, financial condition and results of operations. We cannot assure you that our efforts to increase our market penetration in existing markets will be successful. If we are unable to continue to expand into new markets or further penetrate existing markets, our operating results would suffer and the market value of our common shares could decline.

Risks Related to Our Common Stock

Liquidity on the Pink Sheets Electronic Quotation Service is limited and we may not be able to obtain listing of our Common Stock on a more liquid market.

Our stock was removed from trading on the Over-the-Counter Bulletin Board of the National Association of Securities Dealers, Inc. on May 22, 2006 as a result of our failure to timely file our Annual Report on Form 10-KSB for the year ended December 31, 2005 and other periodic filings with the SEC. Our Common Stock is currently quoted on the Pink Sheets, LLC under the symbol “YTBL.PK.” Pink Sheets LLC is a privately owned quotation service for over the counter securities. It is neither a Securities and Exchange Commission Registered Stock Exchange nor an NASD broker/dealer system. Pink Sheets is considered a Non-exclusive Securities Information Processor and an Interdealer Quotation System, for which registration is not required under current securities laws. The Pink Sheets provide significantly less liquidity than national or regional exchanges. Securities traded on the Pink Sheets are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. Quotes for stocks included on the Pink Sheets are not listed in newspapers. Therefore, prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of our securities may be unable to resell their securities at or near their original acquisition price, or at any price. We cannot give any assurance that we will be able to meet, or, if met, maintain, the listing standards of the Over-the-Counter Bulletin Board or any national or regional exchanges.

Our Common Stock has been thinly traded and the public market may provide little or no liquidity for holders of our Common Stock.

Purchasers of our Common Stock may find it difficult to resell their shares at prices quoted in the market or at all. There is currently a limited volume of trading in our Common Stock. Due to the historically low trading price of our Common Stock, many brokerage firms may be unwilling to effect transactions in our Common Stock, particularly because low-priced securities are subject to an SEC rule that imposes additional sales practice requirements on broker-dealers who sell low-priced securities (generally those below $5.00 per share). We cannot predict when or whether investor interest in our Common Stock might lead to an increase in its market price or the development of a more active trading market or how liquid that market might become.

The market price of our Common Stock may be highly volatile or may decline regardless of our operating performance.

The market prices of the securities of Internet-related and online commerce companies have been extremely volatile and have declined overall significantly since early 2000. Broad market and industry factors may adversely affect the market price of our Common Stock, regardless of our actual operating performance. Further, the relative illiquidity of trading in our Common Stock makes it particularly susceptible to price volatility which could cause purchasers of our Common Stock to incur substantial losses. Factors that could cause fluctuation in the stock price may include, among other things:

o an increase in the volume of public resales of our Common Stock;

o actual or anticipated variations in quarterly operating results;

o changes in financial estimates by us or by any securities analysts who cover our stock;

o conditions or trends in our industry;

o changes in the market valuations of other travel service providers;

o announcements by us or our competitors of new or enhanced products, technologies or services or significant contracts, acquisitions, strategic relationships, joint ventures or capital commitments;

o regulatory developments or announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

o capital commitments;

o additions or departures of key personnel; and

o sales of our Common Stock, including sales of our Common Stock by our directors and officers.

Because our management team controls a large percentage of our Common Stock, they have the ability to influence matters affecting our stockholders.

Our management team controls 43.61% of the total voting power of the Company. Given their large voting control, it is expected that management will exert nearly total control over the policies of the Company. As such, management will have substantial influence over the Company, which influence may not necessarily be consistent with the interests of our other stockholders.

Our Board of Directors has submitted to a vote of our stockholders proposals that will solidify the continuing control of our management team over our Company and that may ultimately have a negative effect on the liquidity and price of our shares.

At our next Annual Meeting of Stockholders, scheduled for June 11, 2007, our stockholders will be voting on anti-takeover amendments to our Certificate of Incorporation and a reclassification and stock split that will enhance the ability of our current management to retain control of our Company. Because our management team controls 43.61% of our total voting power, these proposals, which are described below, are likely to be approved.

Anti-Takeover Measures: Our Board of Directors has approved and recommended that our stockholders approve the classification of our Board of Directors into three classes of directors with staggered terms of office. The Board has also approved and recommended to our stockholders supermajority voting requirements for certain merger and change in control transactions that have not been approved by the Board. These provisions may discourage acquisition proposals or have the effect of delaying or preventing entirely a change in control of our Company, which could harm our stock price. Having staggered terms for our directors also will make it more difficult for our stockholders to change the composition of our Board.

Reclassification and Stock Split: Our Board of Directors is proposing to provide for two classes of Common Stock through an increase in our total authorized capital to 405,000,000 shares, of which 300,000,000 shares would be designated as Class A common shares, with one-tenth of a vote per share, 100,000,000 shares would be designated as Class B common shares, including all currently issued and outstanding shares of our Common Stock, with one vote per share, and 5,000,000 shares would be designated preferred stock, to be issued with such terms and rights as our Board of Directors may determine. Upon transfer (except for certain gifts to trusts or family members) Class B common shares would automatically convert into shares of Class A Common Stock.

Upon approval of the reclassification, our Board of Directors intends to authorize a stock split in the form of a share dividend. The stock split would take place in two steps. Each holder of the newly designated Class B Common Stock (the currently designated “Common Stock”) would receive a dividend of one share of Class B Common Stock for each share of Class B Common Stock they held. After giving effect to the first step, each holder of Class B Common Stock would receive a dividend of one share of Class A Common Stock for every two shares of Class B Common Stock held. As a result of the reclassification and the stock split, each holder of one share of our Common Stock on the record date, which is scheduled for late June 2007, would hold three shares of Common Stock consisting of two shares of Class B Common Stock and one share of Class A Common Stock.

Lloyd J. Tomer, the Chairman of our Board, J. Scott Tomer, our Chief Executive Officer and a member of our Board of Directors, and J. Kim Sorensen, our President and a member of our Board of Directors (collectively referred to below as the “Tomer Group”), have a strong interest in the approval of the reclassification because the implementation of the reclassification would enhance their ability to retain voting control of the Company. As of May 14, 2007, the Tomer Group has the right to vote approximately 36.8% of the issued and outstanding existing Common Stock of our Company, which gives it the effective ability to control our Company.

Because of the proposed characteristics of the Class B Common Stock, which would automatically convert into lower-voting Class A Common Stock upon sale, implementation of the reclassification is likely to limit to a greater degree than the current share structure the future circumstances in which a sale by the Tomer Group of its equity interest in the Company could lead to a merger proposal or tender offer that is not acceptable to the Tomer Group or a proxy contest for the removal of our incumbent directors. Consequently, implementation of the reclassification might reduce the possibility that our stockholders will have an opportunity to sell their shares at a premium over prevailing market prices by reason of an acquisition of our Company and make it more difficult to replace our current Board of Directors and management.

In addition, Class A Common Stock could be issued by our Board of Directors in order to dilute the equity ownership of persons seeking to obtain control of our Company, thereby possibly discouraging or deterring a non-negotiated attempt to obtain control of the Company and making removal of our incumbent management more difficult. The proposal of the reclassification, however, is not a result of, nor does our Board of Directors have knowledge of, any effort to accumulate our capital stock or to obtain control of us by means of a merger, tender offer, solicitation in opposition to our existing Board of Directors or otherwise.

Implementation of the reclassification also may affect the decision of some institutional investors that would otherwise consider investing in the existing Common Stock. The holding of common stock with less than one vote per share may not be permitted by the investment policies of some institutional investors. This may limit our ability to raise capital necessary to fund and grow our business in the future.

In addition, the reclassification and stock split may have a negative effect on the liquidity and price of our shares. The existence of two classes of Common Stock could result in less liquidity for either class of Common Stock than if there were only one class of our Common Stock. Also, since Class B Common Stock will automatically convert into lower voting Class A Common Stock upon sale, a stockholder selling Class B Common Stock will not be able to transfer such stock with the same voting rights to a purchaser. A purchaser may not be willing to pay the same price for a share of Class A Common Stock as the purchaser would have paid if the purchaser were permitted to receive Class B Common Stock.

The proposed changes to our certificate of incorporation will also give our Board of Directors the ability to issue an additional 225,000,000 shares of our Common Stock (excluding 65,000,000 shares reserved for issuance under our equity compensation plans (assuming the adoption of our new 2007 Sales Director Bonus Plan at our Annual Meeting of Stockholders)) without further stockholder approval. The issuance of this much stock would severely dilute the economic and voting interests of our existing stockholders. Purchasers of our stock may discount the price that they are willing to offer for shares of our stock as a result of our ability to issue these authorized shares.

The exercise of options granted under our equity compensation plans could cause your ownership in our Company to be diluted and may decrease the value of your investment.

Current and future obligations to issue shares of our Common Stock under our equity compensation arrangements may dilute the value of your investment. As of December 31, 2006, we had options outstanding covering 625,000 shares of our Common Stock under our 2004 Stock Option Plan and Restricted Stock Plan. The weighted average exercise price of these options was $1.07.

In addition, our Board of Directors has approved a new equity compensation plan for our Independent Marketing Representatives (the 2007 Sales Director Bonus Plan). This new plan will be submitted to a vote of our stockholders at our next Annual Meeting of Stockholders in June. Given the voting power held by our management team, this proposal is likely to be approved. Each award under this plan will consist of discounted stock options exercisable to purchase shares of our Common Stock. These options will have an exercise price equal to fifty percent (50%) of the fair market value of our Common Stock on the close of business on the business day immediately preceding the grant date. The plan authorizes the issuance of up to 40,000,000 shares of Class A Common Stock, assuming our shareholders approve the reclassification of our Common Stock described under “Risks Related to Our Business and Industry.”

The issuance of shares upon the exercise of options currently granted or that may be granted under our current and future equity compensation plans will dilute the economic and voting interests of our existing stockholders. Purchasers of our stock may discount the price that they are willing to offer for shares of our stock as a result of outstanding options.

We do not expect to pay any dividends to the holders of our Common Stock for the foreseeable future.

We do not anticipate that we will pay any dividends to holders of our Common Stock in the foreseeable future. Accordingly, investors must rely on sales of their Common Stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our Common Stock.

USE OF PROCEEDS

We will not receive any proceeds from the offering. However, if any of the selling shareholders were to exercise options granted to them under the 2004 Plan to acquire shares of our Common Stock to be resold pursuant to this Reoffer Prospectus, we would receive the option exercise price with respect thereto.

DETERMINATION OF OFFERING PRICE

The selling shareholders may sell the shares of Common Stock issued to them from time-to-time at prices and at terms then prevailing or at prices related to the current market price, or in negotiated transactions.

SELLING SECURITY HOLDERS AND PLAN OF DISTRIBUTION

All of the shares of our Common Stock registered for sale under this Reoffer Prospectus will be owned, prior to the offer and sale of such shares, by our current or former employees, officers, directors, consultants and/or advisors (the “selling shareholders”). All of the shares owned by the selling shareholders were, or will be, acquired by them as bonuses, consultant fees, or other grants pursuant to the terms of the Plans.

We are registering the shares of our Common Stock covered by this Reoffer Prospectus for the selling shareholders. As used in this Reoffer Prospectus, “selling shareholders” includes the pledgees, donees, transferees or others who may later hold the selling shareholders’ interests. We will pay the costs and fees of registering the shares of our Common Stock covered by this Reoffer Prospectus, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of such shares.

The selling shareholders may sell their shares of our Common Stock by means of this Reoffer Prospectus and any applicable prospectus supplement, or they may decide to sell them by other means, including pursuant to Rule 144 under the Securities Act. However the selling shareholders are not obligated to sell their shares of our Common Stock at all. The selling shareholders may sell their shares from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to our Common Stock, through short sales of Common Stock, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such market prices, at negotiated prices, or at fixed prices. The selling shareholders may sell their shares of Common Stock directly to purchasers, in private transactions, or through agents, underwriters or broker-dealers. The selling shareholders will pay any applicable underwriting discounts, selling commissions and transfer taxes. We will pay all other expenses incident to the registration of the shares of Common Stock covered hereunder. The selling shareholders and any broker-dealers, agents or underwriters that participate in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act.

Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act and will need to deliver copies of this Reoffer Prospectus to purchasers at or before the time of any sale of the shares being sold pursuant hereto. If we are required to supplement this Reoffer Prospectus or post-effectively amend the registration statement of which it is a part in order to disclose a specific plan of distribution of the selling shareholders, the supplement or amendment will describe the particulars of the plan of distribution, including the shares of Common Stock, purchase price and names of any agent, broker, dealer, or underwriter, or arrangements relating to any such person or entity or applicable commissions. Additional information related to the selling shareholders and the plan of distribution may also be provided in one or more prospectus supplements.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no person engaged in the distribution of the shares covered by this Reoffer Prospectus may simultaneously engage in market making activities with respect to our Common Stock for a restricted period commencing immediately prior to the distribution of the shares and lasting throughout the distribution period. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, the provisions of which may limit the timing of purchases and sales of other shares of Common Stock (other than the shares being sold pursuant hereto) by the selling shareholders.

The following table sets forth

•	the name of each affiliated and non-affiliated selling shareholder;

•	the number of shares of Common Stock owned beneficially, directly or indirectly, by each selling shareholder;

•	the maximum number of shares of Common Stock to be offered by the selling shareholders pursuant to this Reoffer Prospectus; and

•	the number of shares of Common Stock to be owned by each selling shareholder following the sale of the shares pursuant hereto.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “Commission”) and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right. The information as to the number of shares of our Common Stock owned by each selling shareholder is based upon our books and records and the information provided by our transfer agent. The inclusion in the below table of the individuals named therein shall not be deemed to be an admission that any such individuals are “affiliates” of YTB.

We may amend or supplement this Reoffer Prospectus from time to time to update the disclosure set forth in the table. Because the selling shareholders identified in the table may sell some or all of the shares owned by them which are included in this Reoffer Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of such shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling shareholders upon termination of the offering made hereby. We have therefore assumed, for the purposes of the following table, that the selling shareholders will sell all of the shares owned by them which are being offered hereby, but will not sell any other shares of our Common Stock that they presently own.

Selling Shareholder	Shares Held Before Offering	Shares Being Offered	Shares Held After Offering	Percentage of Shares Owned After Offering(1)
Ron Head (2)	1,429,751	1,250,002 (3)	179,749	*
Peter Jensen (2)	1,422,901	1,400,001 (3)	22,900	*
Rick Ricketts (2)	1,407,250	1,350,000 (3)	57,250	*
Jerome Hughes (2)	400,000	400,000 (3)	0	*
Bill Hoffman (2)	460,000 (4)	400,000 (3)	60,0000 (4)	*
Floyd Williams (2)	145,839	144,999 (3)	840	*
Steve Branch (2)	103,802	75,002 (3)	28,800	*
T.V. Wilson (2)	76,002	75,002 (3)	1,000	*
Kim McLaughlin (2)	152,699	149,999 (3)	2,700	*
James Prewitt (2)	149,999	149,999 (3)	0	*
Marlis Funk (2)	392,342	349,999 (3)	42,343	*
Camaron Corr (2)	444,937	400,000 (3)	44,937	*
Tim Dominey (2)	130,001 (5)	50,001 (3)	80,000 (5)	*
Kevin Giguere (2)	51,056	50,001 (3)	1,055	*
Donald Bradley (2)	50,001	50,001 (3)	0	*

Arlyn Thompson (2)	50,501	50,001 (3)	500	*
Roland Athouris (2)	51,841	50,001 (3)	1,840	*
Bill Charlton (2)	51,109	50,001 (3)	1,108	*
Melissa Boston (2)	50,001	50,001 (3)	0	*
Joseph Reid (2)	50,001	50,001 (3)	0	*
Brenda Dowlar (2)	50,001	50,001 (3)	0	*
Spencer Iverson (2)	52,001	50,001 (3)	2,000	*
Preston Blair (2)	85,676	50,001 (3)	35,675	*
Ron Bush (2)	68,751	50,001 (3)	18,750	*
Von Nickleberry (2)	50,001	50,001 (3)	0	*
Andy Lakey (2)	50,001	50,001 (3)	0	*
J. Lloyd Tomer (6)	13,922,585 (7)	799,998 (8)	13,122,587	33.96%
J. Scott Tomer (9)	13,552,560 (10)	799,998 (11)	12,752,562	33.00%
J. Kim Sorensen (12)	13,466,684 (13)	799,998 (14)	12,666,686	32.78%
Michael Y. Brent (15)	5,362,806 (16) (17)	799,998 (17) (18)	4,562,808	11.81%
Derek J. Brent (19)	715,822 (16)	50,000 (20)	665,822	1.72%
John D. Clagg (21)	75,940 (22)	25,000 (20) (22)	50,940	*
Harold Kestenbaum (23)	45,454 (22)	25,000 (20) (22)	20,454	*
Clay Winfield (23)	1,150,000 (22) (24)	25,000 (20) (22)	1,125,000	2.91%
Timothy Kaiser (23)	1,150,000 (22) (24)	25,000 (20) (22)	1,125,000	2.91%
Andrew Wilder (23)	50,000 (25)	50,000 (20) (25)	0	*
Andrew Cauthen (26)	250,000 (27)	100,000 (20)	150,000 (27)	*
Dennis Ash	25,000 (22)	25,000 (20) (22)	0	*
Gerry Mattox	25,000 (22)	25,000 (20) (22)	0	*

*Less than one percent

(1)	Based on 38,646,967 shares outstanding as of May 14, 2007.
(2)	Such selling shareholder serves as a sales director level Independent Marketing Representative for us.
(3)	Consists entirely of shares granted to the selling shareholder pursuant to the 2007 Plan.
(4)	Includes 56,250 shares held by Anna Keil Hoffman, Bill Hoffman’s wife. Bill Hoffman disclaims beneficial ownership with respect to such 56,250 shares.
(5)	Includes 75,000 shares held jointly by Tim Dominey and Georgianna Dominey, Tim Dominey’s wife.
(6)	J. Lloyd Tomer serves as Chairman of our Board of Directors.
(7)
This number consists of: (i) 879,698 shares of Common Stock held by J. Lloyd Tomer individually, 474,192 of which constitute the unvested portion of a restricted stock award made by the Company to him on January 2, 2007 under the 2007 Plan; (ii) 200,000 shares held by J. Lloyd Tomer’s spouse and dependent children; (iii) 200,000 shares held by Tomer & Associates, Inc. (of which J. Lloyd Tomer is the sole stockholder); (iv) 2,702,559 shares of Common Stock held by Great River Enterprises, LP#1, an Illinois partnership (“Great River”) (J. Lloyd Tomer is the sole stockholder of a corporation that is the general partner of Great River); (v) 5,604,436 shares of Common Stock (as of May 14, 2007) over which J. Lloyd Tomer may be deemed to share beneficial ownership with J. Scott Tomer and J. Kim Sorensen as a result of the grant, on November 22, 2006, by Michael Brent and Derek Brent to J. Lloyd Tomer, J. Scott Tomer and J. Kim Sorensen of an irrevocable proxy (the “Proxy”) with respect thereto; and (vi) 4,335,892 additional shares of Common Stock currently held by J. Scott Tomer (2,160,446) and J. Kim Sorensen (2,175,446) over which Great River may be deemed to share beneficial ownership as a result of the voting arrangements with respect thereto under the Stockholders’ Agreement dated as of December 8, 2004 (the “Stockholders’ Agreement”) by and among Michael Brent, Derek Brent, Great River, J. Scott Tomer and J. Kim Sorensen. J. Lloyd Tomer disclaims beneficial ownership of (x) the 2,160,446 shares of Common Stock held by J. Scott Tomer and the 2,175,446 shares of Common Stock held by J. Kim Sorensen that are subject to the Stockholders’ Agreement, (y) the 5,604,436 shares subject to the Proxy, and (z) the 200,000 shares held by his spouse and dependent children.

(8)	Consists of 699,998 shares granted pursuant to the 2007 Plan and 100,000 shares obtained upon exercise of options granted pursuant to the 2004 Plan.
(9)	J. Scott Tomer serves as our Chief Executive Officer and as a member of our Board of Directors.
(10)
This number consists of: (i) 2,970,119 shares of Common Stock held by J. Scott Tomer individually, 474,192 of which constitute the unvested portion of a restricted stock award made by the Company to him on January 2, 2007 under the 2007 Plan; (ii) 100,000 shares held by Lauri L. Tomer, J. Scott Tomer’s spouse; (iii) 5,604,436 shares of Common Stock (as of May 14, 2007) over which J. Scott Tomer may be deemed to share beneficial ownership with J. Lloyd Tomer and J. Kim Sorensen as a result of the grant, on November 22, 2006, by Michael Brent and Derek Brent to J. Lloyd Tomer, J. Scott Tomer and J. Kim Sorensen of the Proxy with respect thereto; and (iv) 2,702,559 additional shares of Common Stock currently held by Great River and 2,175,446 shares of Common Stock currently held by J. Kim Sorensen over which J. Scott Tomer may be deemed to share beneficial ownership as a result of the voting arrangements with respect thereto under the Stockholders’ Agreement. J. Scott Tomer disclaims beneficial ownership of (x) the 2,702,559 shares of Common Stock held by Great River and the 2,175,446 shares of Common Stock held by J. Kim Sorensen that are subject to the Stockholders’ Agreement, (y) the 5,604,436 shares subject to the Proxy, and (z) the 100,000 shares held by his spouse.

(11)	Consists of 699,998 shares granted pursuant to the 2007 Plan and 100,000 shares obtained upon exercise of options granted pursuant to the 2004 Plan.
(12)	J. Kim Sorensen serves as our President and as a member of our Board of Directors.
(13)
This number consists of: (i) 2,999,243 shares of Common Stock held directly by J. Kim Sorensen, 474,192 of which constitute the unvested portion of a restricted stock award made by the Company to him on January 2, 2007 under the 2007 Plan; (ii) 5,604,436 shares of Common Stock (as of May 14, 2007) over which J. Kim Sorensen may be deemed to share beneficial ownership with J. Lloyd Tomer and J. Scott Tomer as a result of the grant, on November 22, 2006, by Michael Brent and Derek Brent to J. Lloyd Tomer, J. Scott Tomer and J. Kim Sorensen of the Proxy with respect thereto; and (iii) 2,702,559 additional shares of Common Stock currently held by Great River and 2,160,446 shares of Common Stock currently held by J. Scott Tomer over which J. Kim Sorensen may be deemed to share beneficial ownership as a result of the voting arrangements with respect thereto under the Stockholders’ Agreement. J. Kim Sorensen disclaims beneficial ownership of (x) the 2,702,559 shares of Common Stock held by Great River and the 2,160,446 shares of Common Stock held by J. Scott Tomer that are subject to the Stockholders’ Agreement and (y) the 5,604,436 shares subject to the Proxy.

(14)	Consists of 699,998 shares granted pursuant to the 2007 Plan and 100,000 shares obtained upon exercise of options granted pursuant to the 2004 Plan.
(15)
Michael Y. Brent served as our former President, former Chief Executive Officer and former member of our Board of Directors and currently serves as Chief Executive Officer of our wholly owned subsidiary, REZconnect Technologies, Inc.

(16)
All shares of our Common Stock now held or hereafter acquired by either of Michael Y. Brent or Derek J. Brent are subject to the Proxy (except shares that have been granted to Michael Y. Brent pursuant to the 2007 Plan which have not yet vested and are therefore not voted at all).

(17)
This number includes 474,192 shares of our Common Stock that were granted to Michael Y. Brent pursuant to the 2007 Plan and which have not yet vested (and will not vest within 60 days hereof) and are therefore not subject to the Proxy but which are nevertheless to be sold pursuant to this offering upon vesting.

(18)
Consists of 699,998 shares granted pursuant to the 2007 Plan (including the 474,192 shares referred to in footnote (17) above) and 100,000 shares (net) obtained upon exercise of options granted pursuant to the 2004 Plan.

(19)	Derek J. Brent served as our former Treasurer and as a former member of our Board of Directors.
(20)
Consists entirely of shares which may be obtained or have been obtained upon exercise of options granted pursuant to the 2004 Plan. Some of such options may not have already vested (and may not vest within 60 days of the date hereof), but the underlying shares may nevertheless be sold pursuant to this offering upon the vesting of the options and are therefore included in this number.

(21)	John D. Clagg serves as our Chief Financial Officer and Treasurer.
(22)
Includes 20,000 shares of our Common Stock issuable upon exercise of unvested options which will not vest within 60 days hereof, but which are nevertheless included in this number because, upon vesting of such options and the exercise thereof, such shares of stock may be sold pursuant to this offering.

(23)	The selling shareholder serves as a member of our Board of Directors.
(24)
Includes 1,125,000 shares of Common Stock issuable upon the exercise of warrants (which are exercisable within 60 days hereof) held by Meridian Land Company, Inc. (“Meridian Land”) (in which each of Clay Winfield and Timothy Kaiser holds a substantial interest). Each of Mr. Winfield and Dr. Kaiser disclaims beneficial ownership of the 1,125,000 shares of Common Stock issuable upon exercise of the warrants held by Meridian Land except to the extent of his pecuniary interest therein.

(25)
Includes 40,000 shares of our Common Stock issuable upon exercise of unvested options which will not vest within 60 days hereof, but which are nevertheless included in this number because, upon vesting of such options and the exercise thereof, such shares of stock may be sold pursuant to this offering.

(26)	Andrew Cauthen serves as our Secretary and as President and Chief Executive Officer of YourTravelBiz.com, Inc., our wholly owned subsidiary
(27)	Includes 75,000 shares of Common Stock issuable upon the exercise of warrants (which are exercisable within 60 days hereof).

LEGAL MATTERS

The validity of the shares being offered hereby has been passed upon for us by Reed Smith LLP.

EXPERTS

Our consolidated balance sheets as of December 31, 2006 and 2005, and our related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2006, incorporated by reference in this Reoffer Prospectus and Registration Statement have been audited by UHY LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

MATERIAL CHANGES

There have been no material changes in our affairs since the end of our last fiscal year on December 31, 2006, other than those changes that have been described in our Annual Report on Form 10-KSB for the fiscal year then ended, in our Quarterly Reports on Form 10-QSB, and our Current Reports on Form 8-K that we have filed with the Commission. See below under “Where You Can Find More Information” for an explanation of where you can view our filings with the Commission.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Commission allows us to “incorporate by reference” certain of our publicly-filed documents into this Reoffer Prospectus, which means that information included in these documents is considered part of this Reoffer Prospectus. Information that we file with the Commission subsequent to the date of this Reoffer Prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

The following documents filed with the Commission are incorporated by reference into this Reoffer Prospectus:

(a)     Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, which we filed with the Commission on April 2, 2007, which contains audited consolidated financial statements for our most recent fiscal year.

(b)     Our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007, which we filed with the Commission on May 15, 2007.

(c)     The description of our Common Stock, which was included in our registration statement on Form 8-A, filed with the Commission on April 2, 1990, pursuant to Section 12(g) of the Exchange Act.

All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Reoffer Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Reoffer Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Reoffer Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Reoffer Prospectus or any prospectus supplement.

We will provide without charge to you, on written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, except for exhibits that are incorporated by reference). You should direct any requests for any such documents to John Clagg, our Chief Financial Officer and Treasurer, at 1901 East Edwardsville Road, Wood River, Illinois 62095, telephone number (618) 655-9477.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement on Form S-8 under the Securities Act with respect to the shares of Common Stock offered hereby. This Reoffer Prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You can find additional information regarding us and the Common Stock in the registration statement and the exhibits. Statements contained in this Reoffer Prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference.

We are subject to the informational requirements of the Exchange Act, and, in accordance therewith, file reports and other information with the Commission. The registration statement, including exhibits, and the reports and other information filed by us can be inspected without charge at the Public Reference Room maintained by the Commission at 100 F Street N.E., Room 1580, Washington, D.C., 20549. Copies of such material can be obtained from such offices at fees prescribed by the Commission. The public may obtain information on the operation of the Public Reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this site is http://www.sec.gov.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, our Certificate of Incorporation includes a provision that eliminates the personal liability of each of our directors for monetary damages for breach of such director’s fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit. Our proposed Amended and Restated Certificate of Incorporation (to be voted upon at our Annual Meeting of Stockholders on June 11, 2007) contains a similar provision eliminating the personal liability of each of our directors.

In addition, our proposed Amended and Restated Certificate of Incorporation provides that we may, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, indemnify our directors, officers and employees, and persons serving, at our request, in such capacities in other business enterprises including, for example, our subsidiaries, including under those circumstances in which indemnification would otherwise be discretionary.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us for expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether our indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue by the court.

Part II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.Incorporation of Documents by Reference.

The following documents are hereby incorporated by reference into this registration statement:

(a)     Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, which we filed with the Commission on April 2, 2007, which contains audited consolidated financial statements for our most recent fiscal year.

(b)     Our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007, which we filed with the Commission on May 15, 2007.

(c)     The description of our Common Stock, which was included in our registration statement on Form 8-A, filed with the Commission on April 2, 1990, pursuant to Section 12(g) of the Exchange Act.

In addition, all documents that we subsequently file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Our proposed Amended and Restated Certificate of Incorporation (to be voted upon at our Annual Meeting of Stockholders on June 11, 2007) provides that we shall indemnify our officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Section 145 of the Delaware General Corporation Law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney’s fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnify for such expenses despite such adjudication of liability.

In addition, our current Certificate of Incorporation eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. Our proposed Amended and Restated Certificate of Incorporation contains a similar provision eliminating the personal liability of each of our directors.

Item 7. Exemption from Registration Claimed.

With respect to restricted securities already granted under either of the Plans and which are to be resold pursuant to the Reoffer Prospectus, we have relied upon the exemption provided by Section 4(2) of the Securities Act in granting such shares to the recipients thereof. Persons who have received grants under the Plans have had an existing relationship with us and have had access to comprehensive information about us to enable them to make an informed investment decision. Each recipient expressed an investment intent and, in the absence of registration under the Securities Act, consented to the imprinting of a legend on the securities restricting their transferability except in compliance with applicable securities laws.

Item 8. Exhibits.

Exhibit No.	Description of Exhibit

4.1
YTB International, Inc. 2004 Stock Option and Restricted Stock Plan (incorporated by reference to Exhibit I to the Company’s Preliminary Information Statement on Schedule 14C, Amendment No. 4, filed with the Commission on August 3, 2005).

4.2	YTB International 2007 IMR Restricted Stock Award Plan (form of Restricted Stock Award).

5.1	Opinion of Reed Smith LLP.

23.1	Consent of UHY LLP, independent registered public accounting firm.

23.2	Consent of Reed Smith LLP (included in Exhibit 5.1).

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) that, for determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 of the Securities Act;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wood River, State of Illinois, on May 17, 2007.

YTB International, Inc., a Delaware Corporation

By:	/s/ J. Scott Tomer
By: J. Scott Tomer
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Form S-8 registration statement has been signed by the following persons in the capacities and on the dates indicated:

Principal Executive Officer:	Principal Financial and Accounting Officer:

/s/ J. Scott Tomer J. Scott Tomer Chief Executive Officer and Director Dated: May 17, 2007	/s/ John D. Clagg John D. Clagg Chief Financial Officer and Treasurer Dated: May 17, 2007

Directors:

/s/ J. Lloyd Tomer J. Lloyd Tomer Dated: May 17, 2007 (Chairman of the Board of Directors)	/s/ J. Scott Tomer J. Scott Tomer Dated: May 17, 2007

/s/ J. Kim Sorensen J. Kim Sorensen Dated: May 17, 2007	/s/ John Simmons John Simmons Dated: May 17, 2007

/s/ Harold Kestenbaum Harold Kestenbaum Dated: May 17, 2007	/s/ Clay Winfield Clay Winfield Dated: May 17, 2007

/s/ Lou Brock Lou Brock Dated: May 17, 2007	/s/ Andrew Wilder Andrew Wilder Dated: May 17, 2007

/s/ Timothy Kaiser Timothy Kaiser Dated: May 17, 2007

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

4.1
YTB International, Inc. 2004 Stock Option and Restricted Stock Plan (incorporated by reference to Exhibit I to the Company’s Preliminary Information Statement on Schedule 14C, Amendment No. 4, filed with the Commission on August 3, 2005).

4.2	YTB International 2007 IMR Restricted Stock Award Plan (form of Restricted Stock Award).

5.1	Opinion of Reed Smith LLP.

23.1	Consent of UHY LLP, independent registered public accounting firm.

23.2	Consent of Reed Smith LLP (included in Exhibit 5.1).